Rex C. Mills
Associate General Counsel
Direct Dial: (972) 577-6908
Facsimile: (972) 577-6085
Email: rex.mills@ps.net
October 19, 2009
BY EDGAR SUBMISSION
U.S. Securities and Exchange Commission
100 F Street, N.E.
Room 4561
Washington, D.C. 20549-3628

Attn:	Mellissa Campbell Duru
Special Counsel, Office of Mergers & Acquisitions

Re:	Perot Systems Corporation Schedule 14D-9 Filed October 2, 2009 File No. 005-53493
Dear Ms. Duru:
This letter is in response to comments received from the staff of the Office of Mergers & Acquisitions (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by facsimile dated October 7, 2009, relating to the Schedule 14D-9 (File No. 005-53493) (as amended from time to time and together with the exhibits and annexes thereto, the “Schedule 14D-9”) originally filed by Perot Systems Corporation (the “Company”) with the Commission on October 2, 2009. The changes described herein are incorporated in Amendment No. 4 to the Company’s Schedule 14D-9 (“Amendment No. 4”), which has been filed with the Commission via EDGAR simultaneously with this response. The numbering below corresponds to the numbering used in the comment letter.
Background of the Transaction, page 12
1.	We note disclosure of the independent directors’ discussions on September 20, 2009 regarding Dell Inc.’s intentions to appoint Perot Systems’ Chairman of the Board to Dell’s Board of Directors. Please provide further detail of any and all discussions held between the parties regarding the appointment of Ross Perot, Ross Perot Jr. and/or any other director of Perot Systems Corporation who may have been identified as a possible nominee to the Dell Board. Please disclose when such discussions first occurred and the parties involved in such discussions. Refer to Item 3 of Schedule 14D-9 and corresponding Item 1005(d) or Regulation M-A.
The Company has revised the Schedule 14D-9 as requested. Please see the additional disclosure included under the first paragraph of Item 4—The Solicitation or Recommendation of Amendment No. 4. The Company supplementally advises the Staff that no discussions were held between the parties regarding the appointment of Ross Perot or any other director of the Company as a possible nominee to the Dell Board.

Ms. Mellissa Campbell Duru	- 2 -	October 19, 2009
Reasons for the Recommendation of the Board of Directors, page 17
2.	Please supplement the disclosure in the first bullet point under the favorable factors considered to describe the principal aspects of the five year plan and the risks associated therewith to provide further context to the conclusion you make regarding the relative degree of risk associated with pursuit of the plan versus acceptance of the offer. Similarly, in the last bullet point, please explain how the impact of the offer and merger on Perot Systems’ associates factored into the Board’s recommendation decision.

With respect to the consideration of the five-year financial plan and the risks associated therewith, the Company has revised the Schedule 14D-9 as requested. With respect to the consideration of the impact of the offer and merger on the Company’s associates, the Company has revised the Schedule 14D-9 as requested. These revisions are described under the second paragraph of Item 4—The Solicitation or Recommendation of Amendment No. 4.
In addition to the foregoing responses to the Commission’s comments, the Company acknowledges that (i) the Company is responsible for the adequacy and accuracy of the disclosure in the filings, (ii) Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
We hope that the foregoing addresses the Commission’s comments. Please call the undersigned (972-577-6908) or Thomas D. Williams (972-577-5203) should you have any questions about the foregoing.
Very truly yours,
/s/ Rex C. Mills
Rex C. Mills
Associate General Counsel
cc:	Thomas D. Williams
J. David Kirkland, Jr., Baker Botts L.L.P.
John W. Martin, Baker Botts L.L.P.
Soren Lindstrom, Baker Botts L.L.P.
Lawrence P. Tu, Dell Inc.
Robert L. Kimball, Vinson & Elkins L.L.P.
William R. Volk, Vinson & Elkins L.L.P.
Christine Hathaway, Vinson & Elkins L.L.P.